Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

July 8, 2011

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC  declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding that was mailed to NYSE Euronext shareholders on or about May 10, 2011 and (2) an offering prospectus of Holding used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (the “BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as well amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

English translation of an article that appeared in La Tribune on July 8, 2011:

NYSE Euronext shareholders approve merger

Alliance with Deutsche Börse wins 65.7% support

“The level of shareholder commitment is great!” said NYSE Euronext CEO Duncan Niederauer, clearly pleased on Thursday morning at the close of the general meeting called for 8.00 a.m.

Understandably so: shareholders representing 65.7% of outstanding shares (based on initial published figures) approved the proposed merger with Deutsche Börse unveiled last February and expected to generate synergies of EUR 550 million. The deal was approved by 96% of votes expressed at the meeting – above and beyond the 50% of share capital required of the transatlantic exchange for the resolution to go through. “This vote is important in that it recognizes the deal’s underlying logic. Shareholders are giving their full support to our proposal for the industry,” said Dominique Cerutti, the group’s no. 2.

Which means NYSE Euronext has cleared the first hurdle on its way to the merger. But others lie ahead: next up is a vote by Deutsche Börse shareholders, who have until midnight on Wednesday to declare their intention of tendering shares. As of 4.00 p.m. Thursday this week, 13.27% of Deutsche Börse’s outstanding shares had been tendered.  75% are needed for the deal to go ahead. And on Thursday the group’s Works Council spoke up to recommend that shareholders not contribute their shares.

“We’re confident”

But the current level of buy-in does not worry Dominique Cerutti. “We expect support from Deutsche Börse shareholders to build, given that some will be waiting for the very last day to announce that they are tendering their shares. Many were awaiting the outcome of the NYSE Euronext vote to take a position. We’re confident: we have met many [shareholders] and a very large majority support the proposal. Not counting the fact that 25% of NYSE Euronext and Deutsche Börse shareholders are one and the same.”

Christèle Fradin

*        *        *        *        *        *

English translation of an article that appeared in Les Echos on July 8, 2011:

[NYSE Euronext] shareholders yesterday approved the merger with the Frankfurt Stock Exchange by a two-thirds majority at an Extraordinary General Meeting in New York. Deutsche Börse shareholders have until July 13 to decide.

NYSE Euronext shareholders give overwhelming support to merger

NYSE Euronext executives can breathe more easily: yesterday morning in New York, its shareholders came out overwhelmingly in favour of the proposed merger with Deutsche Börse, the Frankfurt Exchange, at an Extraordinary General Meeting. The resolution calling for the merger was approved by 96% of shares voting, representing 65.7% of total voting rights. To be formally approved, the proposal needed a minimum 50% of voting rights attached to NYSE Euronext shares.

Initial reserves linked to the NY exchange’s shift to German control had weakened in recent weeks. The general meeting lasted around forty minutes, but was marked by fierce criticism from Evelyn Davis, a well-known US shareholder activist. “This is a very, very sad day,” said Davis, who is Jewish. Now over 80, she was forced to flee Europe with the rise of the Nazis. “Soon we’ll have ‘Deutschland über alles’ [again]. By 2020, there will be only two major financial centers left: Frankfurt and Shanghai.”

Uncontested leader in derivatives

Approval by NYSE Euronext shareholders is only the first formal step in sealing the alliance with Deutsche Börse, whose shareholders have until July 13 to decide; for the deal to go ahead, it must win 75% of voting rights carried by DB shares. “I haven’t met a single DB shareholder that doesn’t support the tie-up,” said NYSE Euronext CEO Duncan Niederauer yesterday. Deputy CEO Dominique Cerutti was also confident: “Timing plays a role in the vote. Traditionally, Deutsche Börse shareholders wait for the last minute to vote. We expect the vote to gather strength between now and July 13.”

Next will come the standard regulatory procedures, with US authorities paying special attention to derivatives business managed by the new entity. Combining the two groups’ respective derivatives subsidiaries will create the uncontested leader in the field in Europe, which means antitrust authorities in Brussels will have to give the green light. The Deutsche Börse-NYSE Euronext merger is estimated at $9.4 billion (€6.6 billion) to be fully paid in securities. If it is finalized, the two market operators will become 100% subsidiaries of an Amsterdam-based holding company, with Deutsche Börse shareholders holding 60% of the new entity to NYSE Euronext shareholders’ 40%. Duncan Niederauer will be reappointed to his current position, this time for the combined group, and Reto Francioni, the current head of the Frankfurt Exchange, will become chairman of the board.

Mathieu Rosemain

*        *        *        *        *        *

English translation of an article that appeared in de Telegraaf on July 8, 2011:

Dream merger of exchanges closer to reality

From one of our reporters

NEW YORK – The US–European exchange operator NYSE Euronext has taken an important step in the direction of its dream merger with the Germans. An overwhelming majority of the shareholders of the intercontinental exchange operator voted in favour of the merger yesterday. This has eliminated the first, but also the least formidable, obstacle to creating the world’s largest exchange operator.

The shareholders meeting in Manhattan in the heart of the city of New York, was chaired by Jan-Michiel Hessels, the chairman of the supervisory board of NYSE Euronext. A few shareholders addressed the meeting, including an elderly American woman who gave an emotional speech urging shareholders to vote no. She had few supporters, and 96% voted in favour of the merger with Deutsche Börse, a deal valued at $ 10.4 billion (€ 7.3 billion).

CEO Cees Vermaas of NYSE Euronext Amsterdam said this was a “good first step” in the right direction. He also stressed that while the vote was an important milestone, there are still other hurdles to take.

For Deutsche Börse, it will be more difficult to obtain the approval of its shareholders. Three fourths of the shares have to be registered as assenting by 13 July. The merger also requires the approval of the European Commission and local regulators. After the merger, the new exchange operator will have a Dutch holding company. Headquarters will be based in Frankfurt and New York. The earliest possible date for the completion of the merger is the end of this year.

*        *        *        *        *        *

English translation of an article that appeared in Financieele Dagblad on July 8, 2011:

Green light for exchange merger

By: Marijn Jongsma

AMSTERDAM

Thursday the shareholders of NYSE Euronext gave the green light for the takeover of Deutsche Börse. Senior executive Duncan Niederauer has good hope that the owners of the intended German partner will follow suit later this month.

‘We have spoken to Deutsche Börse’s major shareholders,’ said the CEO. ‘And I haven’t met anyone who doesn’t support the merger.’ 75% of the shares have to be registered as assenting before 13 July, but earlier this week only 11% had been tendered. According to Niederauer this is not surprising, as the parties concerned wanted to wait for the outcome of the extraordinary shareholders meeting of NYSE Euronext in New York. One fourth of the shareholders also own shares in Deutsche Börse. ‘I can’t imagine that they will oppose the takeover in Germany.’ Cees Vermaas, the CEO of NYSE Euronext Amsterdam, stresses that Deutsche Börse has many American shareholders who support the takeover by transatlantic exchange NYSE Euronext.

Obtaining the necessary permission from the European Commission is seen as more problematic. In theory, the combination would have a dominant position in the derivatives (e.g. options) market and in the clearing, or settlement, of transactions.

‘We will have to give a good explanation of our business model, and the market we operate in,’ said Vermaas. ‘Much more than half of all volume in the derivatives market is traded over the counter.  As are a large portion of all equities. There are more than one hundred trading platforms in Europe. The question, therefore, is whether it is realistic to say that we have a dominant position. The merger gives Europe a tremendous opportunity to retain some control over the market infrastructure.

European competition commissioner Joaquín Almunia has in the past been critical of Deutsche Börse’s ‘silo model’ in which trading and clearing are in the same hands.

Vermaas warns of the dangers of the ‘spaghetti model’. ‘More competition should not lead to more risk. Past Brussels experiences proved that forcing clearing houses to work together does not work.’

One down, two to go.

•        96% of the NYSE Euronext shareholders present at the meeting voted in favour

•        That accounts for nearly 66% of all outstanding shares

•        Now it’s the turn of Deutsche Börse’s investors

•        The approval of the competition authorities in the US and Europe is the final step

English translation of an article that appeared in Website TVI/Diário IOL online on July 8, 2011:

NYSE Euronext/Deutsche Borse merger is positive

NYSE Euronext, Lisbon, CEO, Luis Laginha de Sousa, said on Thursday that the NYSE Euronext/Deutsche Boerse merger is very positive not only for shareholders but also to the community that serves the stock exchange. NYSE Euronext's shareholders approved the operation, and Deutsche Boerse will vote on the combination on 13th of July.

*          *          *          *          *          *

English translation of an article that appeared in Diário Noticias on July 8, 2011:

NYSE Euronext shareholders approve merger

NYSE Euronext shareholders gave ‘green light’ to the merger with Deutsche Borse (approved by more than 65% of NYSE Euronext shareholders). The Deutsche stock exchange announces in February the intention to merger with group NYSE Euronext, an operation of almost 10 billion dollars. The deal will create the world’s biggest bourse operator.

*          *          *          *          *          *

English translation of an article that appeared in Diário Economico Online on July 8, 2011:

Luis Laginha highlights the importance of the merger with Deutsche Boerse

NYSE Euronext, Lisbon, CEO, Luís Laginha de Sousa, highlighted the importance of the approval by NYSE Euronext shareholders to the merger with Deustche Boerse, and said that this combination can contribute to boost the Portuguese stock market.

Luis Laginha de Sousa considered that the approval in the general meeting for 90% of 70% of shareholders present, "was an important step" because it meant that they support the combination. "There is a deep conviction that this transaction makes sense for  shareholders”, he said. After this important step, the NYSE Euronext, Lisbon, CEO said that there is "great confidence" that the shareholders of Deutsche Boerse, which will vote next week the combination (13th of July), "will all support [the merger] ".

After this vote by shareholders, the combination need to get approval by the relevant competition and financial, and securities and other regulatory authorities on US and Europe.

For the Portuguese stock market, “we think that [the combination] may be an additional contribution to inject dynamism in to the market, "brings an" additional capacity to promote the country, Portuguese companies and project them internationally".

NYSE Euronext and Deutsche Boerse announced the combination of their activities in February, a merger of 9.6 billion dollars (about 6.7 billion euros) and will generate synergies of 550 million euros.

*          *          *          *          *          *

English translation of an article that appeared in Diario Economico Newspaper on July 8, 2011:

In a great photo leg (half a page), the economic newspaper reports that NYSE Euronext shareholders approved the merger with Deutsche Borse. NYSE Euronext, Lisbon, CEO, Luis Laginha de Sousa, said that "was an important step" because it meant that they support the combination. "There is a deep conviction that this transaction makes sense for  shareholders”, he said. NYSE Euronext and Deutsche Boerse announced the combination of their activities in February, a merger of 9.6 billion dollars (about 6.7 billion euros) and will generate synergies of 550 million euros.

*          *          *          *          *          *

English translation of an article that appeared in OJE on July 8, 2011:

NYSE Euronext approves D.Borse

NYSE Euronext shareholders approved the combination with Deutsche Borse, a merger of 9.43 billion dollars (about 6.57 billion euros), an important step to close the operation rapidly. More than 65% of the shareholders gave approval to the merger, surpassing the 50% needed. The all stock transaction will give Frankfurt-based Deutsche Borse 60% of the combined entity, while NYSE Euronext CEO, Duncan Niederauer, will run the organization.

*          *          *          *          *          *

English translation of an article that appeared in Agência Financeira on July 8, 2011:

NYSE Euronext/Deutsche Borse merger is positive

NYSE Euronext, Lisbon, CEO, Luis Laginha de Sousa, said on Thursday that the NYSE Euronext/Deutsche Boerse merger is very positive not only for shareholders but also to the community that serves the stock exchange.

NYSE Euronext's shareholders approved the operation. Also pending is 13th July deadline for at least 75% of Deutsche Borse shareholders to approve the plan. Luis Laginha de Sousa added that the merger was approved by 65 percent of NYSE Euronext's shareholders and more than 90 percent were present in yesterday’s General meeting.

For the CEO of Lisbon stock exchange this combination will give a greater international visibility to the listed companies, allow the promotion of the country and Portuguese companies. Deutsche Boerse announces in February that the acquisition of NYSE Euronext for almost 10 billion dollars, will create the largest stock Exchange in the world.

The all stock transaction will give Frankfurt-based Deutsche Borse 60% of the combined entity, while NYSE Euronext CEO, Duncan Niederauer, will run the organization.

The new company will include besides New York and Frankfurt, the rest of the European exchanges of the group (Lisbon, Paris, Amsterdam and Brussels).

*          *          *          *          *          *

English translation of an article that appeared in PÚBLICO on July 8, 2011:

The Exchanges of New  York and Frankfurt are closer to a merger

Pedro Crisóstomo

The NYSE Euronext, one of the most iconic stock exchanges groups, gave another step towards the merging with Deutsche Börse in order to create the largest stock Exchange in the world. This merging was announced in February. Yesterday, the shareholders have approved the merging of this company with the one that manages the Frankfurt exchange.

This operation was approved by 65,6% of the shareholders, said Luís Laginha de Sousa, CEO of Euronext Lisbon, one of the exchanges that will be affected by this merging. It’s now missing the approval of the Germans, so that this merging can go on. The new company will include besides New York and Frankfurt, the rest of the European exchanges of the group (Lisbon, Paris, Amsterdam and Brussels),

If, on the 13th of July, this merging count on the support of the shareholders of  DB, another step was taken. During this walk, there were known several proposals to compete with this merger (such as Nasdaq and ICE).

The two offers that were refused by the board of NYSE Euronext had a value of around 7,9 million Euros, but the board was very clear from the beginning that they would not step backward regarding the agreement with the Germans.

Nasdaq and ICE have tried a third hostile takeover, making an offer directly to the shareholders – doing what we call an hostile bid offer – but, regarding the position taken by the competition authority of the North-American Justice Department , they ended by giving up their proposal. Besides the Germans having the shares control of the new Group, it will be the current CEO of NYSE Euronext to be the face of the new company. From New York, Duncan Niederaurer will work as a CEO and Reto Fraccioni, he current CEO of DB, will be non-executive, from Frankfurt.

The value of the listed companies in the two combined platforms is about 11,1 M Euros, and the revenues of the two groups (in 2010) were EUR 4,1 billion.

*          *          *          *          *          *

English translation of an article that appeared in PÚBLICO online on July 7, 2011:

07.07.2011 - 17:04 Por Pedro Crisóstomo

German is a point of interest to the Lisbon exchange, considering the transatlantic merger

Germany is one of the interest points that the merging between the Frankfurt Exchange and the NYSE Euronext Group may increase to the Portuguese exchange, which, among other European Exchanges, completes the New-Yorker group involved in this initiative, says Luís Laginha de Sousa, the CEO of Euronext Lisbon.

The merging between DB and NYSE Euronext today approved in general assembly of NYSE Euronext, is seen by Luís Laginha de Sousa as a “consolidation process” in a worldwide scale, giving continuity to what happen before with the connection of Bolsa de Valores de Lisboa to Euronext, back in 2002.

“German is one of the motors in Europe, so, the Portuguese companies see in Germany a big point of interest which we will be able to use at its maximum value”, said the CEO of the Portuguese Exchange, talking to Público about the transatlantic combination that will result from this merger.

To Laginha de Sousa, that relationship will “help much more the Portuguese companies in what cost efficiencies is concerned. In  8 years, the average price per trade as decreased around three times its values in 2003 before the integration on the NSC, the common trading platform (it happen a year after the merger was completed) by that time the price per trade was about 2,28 and by the end of 2010 it was in average 0,59 Euros.

Laginha de Sousa admitted that the merger may bring needs of adjustments, but the more significant adjustments that the Portuguese exchange done so far happened before and after the merger with Euronext,  which, he says, it’s natural when a company joins another.

*          *          *          *          *          *

English translation of an article that appeared in Jornal de Negocios on July 7, 2011:

‘Green light’ to Lisbon join Frankfurt

NYSE Euronext's shareholders approved the combination with Deutsche Borse. Portuguese Stock Exchange will  gain scale and the transactions costs can be reduced.

NYSE Euronext shareholders approved yesterday the merger with Deutsche Borse, another step towards to integrate the Lisbon Stock Exchange in a group that includes the Frankfurt stock exchange. This combinations will bring more visibility to the Portuguese listed companies and will permit to reduce the transactions costs to the members and investors.

Almost 90% of the shareholders presents in general assembly approved the merger with Deutsche Borse, which will create the largest stock exchange in the world.

“The shareholders gave a strong sign that this combination makes sense”, added Luis Laginha de Sousa. Achieve scale to justify the high investments in technology that the business demands, increase the global presence and provide greater liquidity for Portuguese listed companies are some of the factors that justify the merger.

The merger combines the world leader in equities, NYSE Euronext, with the largest derivatives trading platform, creating the largest stock market in the world. The combined portfolio of both companies joins the New York Stock Exchange, Frankfurt, Paris, Amsterdam, Brussels and Lisbon. And trading platforms for futures and options Eurex (Europe), ISE (USA) and LIFFE (London).

To Laginha Sousa, the merger has advantages for the Portuguese listed companies. “ [The merger] bring more visibility to the Portuguese listed companies and will permit to reduce transactions costs”.  For the banks and the brokers that are members of NYSE Euronext this combination represents a integration in bigger platform.

To move forward, the merger of 9.43 billion dollars (about 6.57 billion euros) must be approved by at least 75% of Deutsche Borse shareholders. The all stock transaction will give Frankfurt-based Deutsche Borse 60% of the combined entity, while NYSE Euronext CEO, Duncan Niederauer, will run the organization.  After this vote by shareholders, the combination need to get approval by the relevant competition and financial, and securities and other regulatory authorities on US and Europe.

*          *          *          *          *          *

English translation of an article that appeared in De Tijd on July 8, 2011:

Stijn Demeester

First hurdle in mega merger taken.

Yesterday, the shareholders of the NYSE Euronext approved the merger with Deutsche Börse. This was the first, easiest hurdle for the merger of two giants.
66 percent of the shareholders backed the merger. 50% of the shareholders had to approve the $ 9.4 billion bid. "The result shows that the predominantly American shareholders of NYSE Euronext, understood the benefits of a merger," said Vincent Van Dessel, shortly after the meeting he attended in New York.

Now that the "prey" NYSE Euronext voted, the uncertainties about the merger are not over yet. Next week the shareholders of Deutsche Börse must have tendered their shares. In order for the bid to succeed, ¾ of the shareholders of Deutsche Börse must support the bid. So far, only 11 percent of the shareholders have done so.

Van Dessel is not worried, "Duncan Niederauer, CEO of NYSE Euronext, said recently that he had not met any single shareholder of Deutsche Börse who was against the deal. It is typical for investors, especially institutional investors, to wait as long as possible to tender their shares. You should also know that one quarter of the shareholders of Deutsche Börse and NYSE Euronext are common. "

Next comes the European Commission which may cause some difficulties. Last week, the competition authorities sent a lengthy questionnaire to Deutsche Börse and NYSE Euronext. Asking some 165 questions, quite a lot according to experts, Europe wants to find out whether the merger between the two giants will distort competition in the market.
 The merger between Deutsche Börse and NYSE Euronext is the largest one since the wave of mergers struck the exchanges landscape a few months ago. Several of them have been abandoned in the meanwhile. The London Stock Exchange and Toronto blew off their merger last week, as previously was the case with the stock exchanges in Australia and Singapore. London received strong opposition from a consortium of Canadian banks and pension funds. The combination BATS/Chi-X, two of the most popular European trading platforms also is uncertain, as the UK watchdog is further analyzing the deal.

*        *        *        *        *        *

English translation of an article that appeared in L’Echo on July 8, 2011:

Jennifer Nille

Green light for DB/NYSE merger (p1)

Yesterday in New York, the NYSE Euronext shareholders approved the merger with Deutsche Börse. The first obstacle for the operation has been removed. However, both parties still need to obtain the approval of the competent supervisors and regulators. This week, the European Commission sent a questionnaire to market players in the derivatives market in order to evaluate the impact of the merger of Deutsche Börse and NYSE Euronext. Vincent Van Dessel, Chairman of the Brussels exchange is of the opinion that "the arguments are sufficiently strong to convince the anti-trust authorities.”

A first ‘yes’ to the DB-NYSE merger

Thursday, the NYSE Euronext shareholders voted in favour of the merger with Deutsche Börse. According to preliminary figures, 96.09% of the shares present (65.68 of the outstanding shares) approved the transaction. "It is clear that shareholders have understood the benefits of this operation. Previous mergers of the group have shown the value creation for them" commented Vincent Van Dessel from New York. "Shareholders have understood how they could benefit from the future growth of the group and they validated the federal model, one of its elements being the focus on developing SMEs.”

Deutsche Börse, however had to review the conditions of its initial offer which was launched in February in order to satisfy the NYSE Euronext shareholders. Synergies have been increased by €150 million compared to the initial plan. And last month, NYSE Euronext and Deutsche Börse have proposed a special dividend to their shareholders. Deutsche Börse’s shareholders have until July 13 to tender their shares. NYSE Euronext shareholders will receive 0.47 share of the new group per old share. On top, they will receive 94 cents per share. On Thursday, the share of NYSE Euronext closed at €24.54 in Paris. Deutsche Börse shares closed at €54.59.

Up to the regulators and supervisors

NYSE Euronext and Deutsche Börse have obtained shareholders’ approval before the regulators’ and supervisors’ agreement. "We hope to have the deal done by the end of the year" said Vincent Van Dessel. “We have arguments convincing enough to respond to the anti-trust questions," he insists. As for regulators, both groups have yet to get the sign-off of the regulators in their respective markets.
In the case of NYSE Euronext, the college of regulators, set up at the creation of Euronext, will have to decide. Jean-Paul Servais, Chairman of the FSMA (the Belgian market authority) recently told us that he would ensure "that each regulated market be entitled to financial and human resources enabling it to be in contact with the local listed companies" . He added that all authorities of the college of regulators agree. "A market undertaking is not only about trading, it’s also about listing" he recalls. But Vincent Van Dessel was confident.